UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 24, 2012	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

SHAREHOLDERS’ AGREEMENT RELATING TO

THE ESTABLISHMENT OF JETSTAR HONG KONG

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the MOU Announcement of the Company dated 23 March 2012.

The Board is pleased to announce that on 24 August 2012, EAO (a wholly owned Hong Kong-based subsidiary of the Company) has entered into the Shareholders’ Agreement with JIGH (a wholly owned Hong Kong-based subsidiary of Qantas), pursuant to which EAO and JIGH agree to establish Jetstar Hong Kong, a Hong Kong-based, Jetstar-branded low-cost airline.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Reference is made to the announcement of the Company dated 23 March 2012 with respect to the memorandum of understanding relating to the establishment of a joint venture (i.e. Jetstar Hong Kong) with Qantas (through its wholly owned subsidiary, Jetstar Airways Pty Limited) (the “MOU Announcement”). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the MOU Announcement.

THE SHAREHOLDERS’ AGREEMENT

The Board is pleased to announce that on 24 August 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (“EAO”) (a wholly owned Hong Kong-based subsidiary of the Company) has entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with Jetstar International Group Holdings Co. Limited (“JIGH”) (a wholly owned Hong Kong-based subsidiary of Qantas), pursuant to which EAO and JIGH agree to establish Jetstar Hong Kong, a Hong Kong-based, Jetstar-branded low-cost airline.

The principal terms of the Shareholders’ Agreement are set out as follows:

Date	:	24 August 2012

Parties	:	EAO and JIGH, as the shareholders of Jetstar Hong Kong

Business	:	Jetstar Hong Kong will be a new Hong Kong-based, Jetstar-branded low-cost airline in the Hong Kong market.

Place of Incorporation and Principal Place of Business	:	Jetstar Hong Kong shall be incorporated and have its principal place of business in Hong Kong.

Share Capital	:	Jetstar Hong Kong shall have a capital up to USD198 million (or equivalent HKD) to be contributed equally by EAO and JIGH.

Shareholding Percentage	:	The shareholding percentage in Jetstar Hong Kong shall be equally held by EAO and JIGH.

Initial Fleet Plan	:	The initial fleet plan comprises the acquisition of 18 Airbus A320s over the first three years of operation of Jetstar Hong Kong.

Guarantee	:	The Company, as the guarantor of EAO, and Qantas, as the guarantor of JIGH, have agreed to guarantee the respective obligations of EAO and JIGH under the Shareholders’ Agreement, and each of EAO and JIGH is required to procure that this guarantee is provided as soon as possible after signing of the Shareholders’ Agreement.

REASONS FOR ENTERING INTO THE SHAREHOLDERS’ AGREEMENT

To the best of the knowledge, information and belief of the directors of the Company, and having made all reasonable enquiries, JIGH and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

The low-cost airline market in Hong Kong has significant existing potential and room for growth, which provides the Company with opportunities for establishing a locally-based low-cost airline and developing the businesses in low-cost airline. The establishment and operation of Jetstar Hong Kong will take advantage of the Jetstar group’s rich experience in low-cost airline operations and industry expertise of both the Company and Qantas. It will lay a foundation for establishing a more comprehensive and broader cooperation for both the Company and Qantas in the future.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong (Chairman)

Ma Xulun (Vice Chairman, President)

Xu Zhao (Director)

Gu Jiadan (Director)

Li Yangmin (Director, Vice President)

Tang Bing (Director, Vice President)

Luo Zhuping (Director)

Sandy Ke-Yaw Liu (Independent non-executive Director)

Wu Xiaogen (Independent non-executive Director)

Ji Weidong (Independent non-executive Director)

Shao Ruiqing (Independent non-executive Director)

Shanghai, the People’s Republic of China

24 August 2012